Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES DEVELOPMENT OF NOVEL AGGRASTAT FORMULATION

Studies with 4P Therapeutics Demonstrate Ability to Deliver Tirofiban Transdermally

WINNIPEG, CANADA – (September 26, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), is pleased to announce the development of a transdermal delivery formulation of its lead drug, AGGRASTAT® (tirofiban HCl).

The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.  AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion.  In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT’s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA).  4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company’s subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.

The Company’s initial target use for transdermal tirofiban is the treatment of acute coronary syndromes for which the drug is already approved by the United States Food and Drug Administration and currently receives a Class 1 recommendation from the nationally recognized ACCF/AHA treatment guidelines.1  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

“The introduction of a transdermal glycoprotein IIb/IIIa inhibitor would have a significant impact on the management of several cardiovascular conditions,” stated Dr. David Lee, Director of the Cardiac Catheterization and Coronary Intervention Laboratories, Stanford University Medical Center. “This innovation would not only further enhance the ease-of-use and convenience associated with this class of drugs, but may also facilitate earlier, prehospital administration as well as a number of other new applications.”

The global market for antiplatelet drugs is over $8 billion per year, of which AGGRASTAT and the other intravenous GPIs make up approximately $500 million per year.  The largest share of the market is held by oral antiplatelet drugs, such as clopidogrel (PlavixTM) and ASA (AspirinTM), which by virtue of their route of administration can be used in a variety of settings where intravenous administration is not feasible.  While these treatments will continue to serve an important role in cardiovascular therapy, the use of oral antiplatelet drugs for some patients and conditions is limited by a number of drawbacks including inter-individual variability, resistance, drug-drug interactions and delays in reversal of effect.  Transdermal tirofiban has the potential to avoid these problems and to carry the unique benefits of a GPI, including the ability to dissolve and to directly prevent formation of platelet aggregates (blood clots).

1 2012 ACCF/AHA Focused Update of the Guideline for the Management of Patients With Unstable Angina/ Non–ST-Elevation Myocardial Infarction (Updating the 2007 Guideline and Replacing the 2011 Focused Update).  Jneid H, Anderson, JL, Wright RS, Adams CD et al. J Am Coll Cardiol 2012;60:645– 81.

If successful in advancing transdermal tirofiban, the Company may also look to expand the development and application of this product to other indications that aren’t satisfactorily treated with current antiplatelet drugs.  One such potential application may be in providing platelet inhibition to patients who have been required to stop use of oral platelet inhibitors prior to surgery (commonly referred to as “bridging therapy”).  Tirofiban’s properties as a broadly effective, rapidly reversible, small-molecule platelet inhibitor, combined with a simple means of delivering the drug outside of a hospital setting, make this a promising opportunity.

“The development of transdermal tirofiban is a component of our AGGRASTAT life cycle management strategy that builds upon our traditional expertise in cardiovascular drug development”, added Dawson Reimer, President and Chief Operating Officer of Medicure.
“A product that delivers tirofiban non-invasively through the skin may create value first in the same settings where the drug is currently approved and then, with further investment, in other applications.  Patent and regulatory protection for transdermal tirofiban also provides opportunity for the Company to realize value both in and outside of the U.S. market.”

The Company’s subsidiary, Medicure International, Inc., holds international patent applications related to transdermal tirofiban.

“Based on the data generated to date, I have reason to believe that our team will be able to develop a convenient, efficient way to transdermally deliver therapeutic levels of this proven and well established intravenous drug”, stated Steve Damon, Chief Executive Officer, 4P Therapeutics.  “The fact that big pharma companies have spent hundreds of millions of dollars on attempts to introduce a non-intravenous, oral delivery form of this type of drug should serve as a testament to the market potential for this product and, most importantly, to the potential clinical benefit for patients.”

About Aggrastat

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

The transdermal AGGRASTAT delivery and the potential applications of such a product as discussed in this press release have yet to be demonstrated as safe and effective in humans and have not been approved by the FDA.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About 4P Therapeutics, Inc.

4P Therapeutics is a private company focused on the research and development of novel drug delivery technologies and novel drug delivery based therapeutics.   The company has capabilities for developing pharmaceutical products from pre-clinical testing to clinical manufacturing and early stage clinical development (Phase I/II).  A key company focus and area of expertise is in the development of transdermal products from currently injected compounds, including proteins, peptides, macromolecules and biologics. Transdermal delivery of commercially available drugs or biologics that are typically delivered via injection has the potential to improve safety, efficacy and therapeutic outcomes associated with these treatments. For more information on 4P Therapeutics please visit www.4ptherapeutics.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information:  Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including those about the ability of the Company and 4P Therapeutics to develop and successfully advance a transdermal formulation of tirofiban, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.